Exhibit 99.1

Aurora Cannabis and MedReleaf Australia Announce Strategic Agreement

Broadest Medical Cannabis Product Range in Australian Market

NYSE | TSX: ACB

EDMONTON, AB, Jan. 27, 2021 /CNW/ - Aurora Cannabis Inc. (the "Company" or "Aurora") (NYSE: ACB) (TSX: ACB), the Canadian company defining the future of cannabinoids worldwide, today announced it has entered into a strategic agreement with MedReleaf Australia ("MedReleaf"). The companies have signed a five-year supply agreement, which provides for MedReleaf to act as the exclusive supplier in Australia of Aurora's MedReleaf, CanniMed and Aurora brands. Products covered by the agreement will be EUGMP certified and include dried flower, oils, and soft gels, as well as future products employing new delivery mechanisms. The agreement does not require or include any capital investment by Aurora.

MedReleaf Australia, in which Aurora holds a 10% ownership stake, is a fully licenced, private company operating in the Australian medical cannabis sector since 2016. MedReleaf and Aurora currently supply products to the Australian medical cannabis system. This agreement will advance that offering and extend availability of high-quality, medical cannabis to patients. MedReleaf is one of the six founding members of the trade association Medicinal Cannabis Industry Australia (MCIA).

"We are pleased to have established a long-term strategic relationship with MedReleaf to exclusively distribute the Aurora, CanniMed and MedReleaf brands in Australia," said Miguel Martin, CEO of Aurora. "The team at MedReleaf have created an asset-light, sustainable growth platform in Australia to assist physicians, pharmacists and patients across the country in accessing the high-quality range of Aurora cannabis medicines."

Russell Harding, CEO of MedReleaf added, "Australia's medical cannabis system is well designed, well regulated, and among the fastest growing in the world. Our strategic supply agreement with Aurora ensures that our patients will have reliable access to cannabis medicines with a worldwide reputation for quality and in accordance with the stringent requirements of Australia's Therapeutic Goods Administration. To support our companies' shared objectives in the Australian market, we will focus with diligence and discipline on continuing to expand our patient and prescriber base."

About Aurora

Aurora is a global leader in the cannabis industry serving both the medical and consumer markets. Headquartered in Edmonton, Alberta, Aurora is a pioneer in global cannabis dedicated to helping people improve their lives. The Company's brand portfolio includes Aurora, Aurora Drift, San Rafael '71, Daily Special, AltaVie, MedReleaf, CanniMed, Whistler, and Reliva CBD. Providing customers with innovative, high-quality cannabis products, Aurora's brands continue to break through as industry leaders in the medical, performance, wellness and recreational markets wherever they are launched. For more information, please visit our website at www.auroramj.com.

Aurora's Common Shares trade on the TSX and NYSE under the symbol "ACB" and is a constituent of the S&P/TSX Composite Index.

Forward Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements made in this news release include statements regarding the supply of cannabis products to MedReleaf Australia. These forward-looking statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward looking statements are based on the opinions, estimates and assumptions of management in light of management's experience and perception of historical trends, current conditions and expected developments at the date the statements are made, such as current and future market conditions, the ability to maintain SG&A costs in line with current expectations, the ability to achieve high margin revenues in the Canadian consumer market, the current and future regulatory environment and future approvals and permits. Forward-looking statements are subject to a variety of risks, uncertainties and other factors that management believes to be relevant and reasonable in the circumstances could cause actual events, results, level of activity, performance, prospects, opportunities or achievements to differ materially from those projected in the forward-looking statements, including the risks associated with: entering the U.S. market, the ability to realize the anticipated benefits associated with the acquisition of Reliva, achievement of Aurora's business transformation plan, general business and economic conditions, changes in laws and regulations, product demand, changes in prices of required commodities, competition, the effects of and responses to the COVID-19 pandemic and other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual information form dated September 24, 2020 (the "AIF") and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com and filed with and available on the SEC's website at www.sec.gov, any of which could cause the Company to change its use of proceeds from the Offering. The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

View original content to download multimedia:http://www.prnewswire.com/news-releases/aurora-cannabis-and-medreleaf-australia-announce-strategic-agreement-301216592.html

SOURCE Aurora Cannabis Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/January2021/27/c1352.html

%CIK: 0001683541

For further information: For Media: Michelle Lefler, VP, Communications & PR, media@auroramj.com; For Investors: ICR, Inc., Investor Relations, aurora@icrinc.com

CO: Aurora Cannabis Inc.

CNW 17:00e 27-JAN-21